Golenbock Eiseman Assor Bell & Peskoe LLP

711 Third Avenue – 17th Floor

New York, New York 10022

212-907-7300

November 12, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:

Anthony DiGiandomenico - CIK: 0001083544

PREN 14A – Document PREN14a110918.htm

Request of Shareholders to Provide Demand for Special Meeting

ClearSign Combustion Corporation - CIK: 0001434524

Ladies and Gentlemen:

My client, Anthony DiGiandomenico filed on Friday, November 9, 2018, a Preliminary Form 14A in which he is requesting shareholders to provide a demand to ClearSign Combustion Corporation (“Company”) to call a special meeting at which it will be proposed to elect up to five persons to replace the current directors.

My client and the Company have been in discussions for some time about the management of the Company.  It is possible that these discussions will continue before Mr. DiGiandomenico commences his request, therefore the actual timing of the distribution of the Form 14A just filed is not currently determinable.

We anticipate that there will be a further amendment to the Form 14A as discussions continue and the need to select and engage a solicitation agent develops, both of which will require updating information to the filing.  Additionally, my client anticipates filing other preliminary and final solicitation materials that he may use in connection with contacting other shareholders of the Company.

Please feel free to contact me with any questions.  My telephone number is 212-907-7349 (direct) and my email is ahudders@golenbock.com.

Thank you for your attention to this matter.

Sincerely,

/S/ Andrew D. Hudders

Andrew D. Hudders